UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2)

CITIBANK, N.A.

(exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

GM Financial Consumer Automobile Receivables Trust 2026-3

(Exact name of obligor as specified in its charter)

Delaware	42-6866579
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

c/o Wilmington Trust Company, as Owner Trustee 1100 North Market Street, Wilmington, Delaware Or such other address specified in the applicable Prospectus Supplement	19890
(Address of principal executive office)	(Zip Code)

Asset Backed Securities

(Title of the Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York 33 Liberty Street New York, NY	New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A (as of December 31, 2025 – Attached)

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 2nd day of July 2026.

CITIBANK, N.A.

By	/s/Kristen Driscoll
Kristen Driscoll
Senior Trust Officer

Exhibit 7

CONSOLIDATED STATEMENT OF CASH FLOWS                          Citigroup Inc. and Subsidiaries

	Years ended December 31,
In millions of dollars	2025	2024	2023
Cash flows from operating activities of continuing operations
Net income before attribution of noncontrolling interests	$14,452	$12,833	$9,381
Net income attributable to noncontrolling interests	146	151	153

Citigroup’s net income	$14,306	$12,682	$9,228
Income (loss) from discontinued operations, net of taxes	(3)	(2)	(1)

Income from continuing operations—excluding noncontrolling interests	$14,309	$12,684	$9,229
Adjustments to reconcile net income to net cash provided by (used in) operating activities of continuing operations
Net loss (gain) on sale of significant disposals(1)	1,354	—	(1,462)
Depreciation and amortization	4,373	4,311	4,560
Deferred income taxes	452	(1,896)	(2,416)
Provisions for credit losses and for benefits and claims	10,265	10,109	9,186
Realized gains from sales of investments	(471)	(328)	(188)
Impairment losses on investments and other assets	341	431	323
Goodwill impairment	726	—	—
Change in trading account assets	(94,563)	(31,174)	(77,838)
Change in trading account liabilities	28,952	(21,499)	(15,302)
Change in brokerage receivables net of brokerage payables	(3,603)	6,136	(5,402)
Change in loans held-for-sale (HFS)	(1,872)	(776)	1,929
Change in other assets	(12,923)	(4,026)	(6,361)
Change in other liabilities(2)	(863)	(7,692)	3,587
Other, net	(14,109)	14,051	6,739

Total adjustments	$(81,941)	$(32,353)	$(82,645)

Net cash provided by (used in) operating activities of continuing operations	$(67,632)	$(19,669)	$(73,416)

Cash flows from investing activities of continuing operations
Change in securities borrowed and purchased under agreements to resell	$(82,133)	$71,638	$19,701
Change in loans	(76,038)	(20,455)	(44,525)
Purchase of portfolio of consumer loans	—	(700)	—
Proceeds from sales and securitizations of loans	5,460	5,316	4,801
Net payment due to transfer of net liabilities associated with divestitures(1)	—	—	(1,393)
Available-for-sale (AFS) debt securities
Purchases of investments	(276,238)	(250,932)	(235,139)
Proceeds from sales of investments	89,237	57,526	41,886
Proceeds from maturities of investments	183,143	216,386	200,437
Held-to-maturity (HTM) debt securities
Purchases of investments	(5,283)	(16,492)	(1,373)
Proceeds from maturities of investments	57,861	27,729	12,838
Capital expenditures on premises and equipment and capitalized software	(6,520)	(6,500)	(6,583)
Proceeds from sales of premises and equipment and repossessed assets	62	222	56
Other, net	2,167	2,512	835

Net cash provided by (used in) investing activities of continuing operations	$(108,282)	$86,250	$(8,459)

Statement continues on the next page.

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CONSOLIDATED STATEMENT OF CASH FLOWS                          Citigroup Inc. and Subsidiaries

(Continued)

	Years ended December 31,
In millions of dollars	2025	2024	2023
Cash flows from financing activities of continuing operations
Dividends paid	$(5,372)	$(5,199)	$(5,212)
Issuance of preferred stock	7,186	5,282	2,739
Redemption of preferred stock	(5,000)	(5,050)	(4,145)
Treasury stock acquired(3)	(13,250)	(2,474)	(1,977)
Proceeds from divestitures(4)	1,878	—	—
Stock tendered for payment of withholding taxes	(780)	(454)	(329)
Change in securities loaned and sold under agreements to repurchase	93,343	(23,352)	75,663
Issuance of long-term debt	122,029	99,075	65,819
Payments and redemptions of long-term debt	(103,321)	(92,957)	(64,959)
Change in deposits	137,945	(24,223)	(57,273)
Change in short-term borrowings	3,373	11,048	(9,639)

Net cash provided by (used in) financing activities of continuing operations	$238,031	$(38,304)	$687

Effect of exchange rate changes on cash, due from banks and deposits with banks	$10,930	$(12,677)	$95
Change in cash, due from banks and deposits with banks	73,047	15,600	(81,093)
Cash, due from banks and deposits with banks at beginning of year	276,532	260,932	342,025

Cash, due from banks and deposits with banks at end of year	$349,579	$276,532	$260,932

Cash and due from banks (including segregated cash and other deposits)	$23,717	$22,782	$27,342
Deposits with banks, net of allowance	325,862	253,750	233,590

Cash, due from banks and deposits with banks at end of year	$349,579	$276,532	$260,932

Supplemental disclosure of cash flow information for continuing operations
Cash paid during the year for interest	$80,983	$88,027	$72,989

Non-cash investing activities(1)(5)(6)
Transfer of investment securities from HTM to AFS	$—	$—	$3,324
Decrease in net loans associated with divestitures reclassified to HFS	1,680	—	—
Transfers to loans HFS (Other assets) from loans HFI	4,938	5,535	7,866
Transfers from loans HFS (Other assets) to loans HFI	—	—	322

Non-cash financing activities(1)(6)
Decrease in deposits associated with divestitures reclassified to HFS	$18,830	$—	$—

(1)	See “Significant Disposals” in Note 2.
(2)	Includes balances related to the FDIC special assessment ($(238) million, $203 million and $1,706 million for 2025, 2024 and 2023, respectively) and restructuring charges (see Note 9).
(3)	Balances based on transaction date.
(4)	Relates to the Banamex equity interest sale. See “Sale of 25% Equity Stake in Banamex” in Note 2.
(5)

In January 2023, Citi adopted ASU 2022-01. Upon adoption, Citi transferred $3.3 billion of mortgage-backed securities from HTM classification to AFS classification as allowed under the ASU. At the time of transfer, the securities were in an unrealized gain position of $0.1 billion, which was recorded in AOCI upon transfer.

(6)

Operating and finance lease right-of-use assets and lease liabilities represent non-cash investing and financing activities, respectively, and are not included in the non-cash investing activities presented here. See Note 29 for more information and balances as of December 31, 2025 and 2024.

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

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